Exhibit 99.1

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Materialise Reports First Quarter 2016 Results

Leuven, Belgium – May 11, 2016 - Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced its financial results for the first quarter ended March 31, 2016.

Highlights – First Quarter 2016

•	Total revenue increased 14.2% from the first quarter of 2015 to 26,667 kEUR.
•	Adjusted EBITDA rose to 1,135 kEUR from (288) kEUR for the first quarter of 2015.
•	Total deferred revenue from annual software sales and maintenance contracts increased 1,731 kEUR from 12,231 kEUR for the first quarter of 2015 to 13,962 kEUR for the first quarter of 2016.
•	Materialise Software revenue up 21.5% from the first quarter of 2015.
•	Materialise Manufacturing revenue up 13.0% from the first quarter of 2015.

Executive Chairman Peter Leys commented, “In the first quarter, we continued to execute on our strategy of strengthening Materialise’s position as a leading enabler of 3D printing applications and performed in line with our expectations. Revenue rose 14.2% and Adjusted EBITDA increased from (288) kEUR to 1,135 kEUR. In Materialise Software, we have been taking the final steps to launch our Magics 3D Print Suite, supporting our positioning as the backbone of industrial 3D Printing. In Materialise Medical, we launched our Mimics Care Suite, designed to accelerate the integration of certified medical 3D printing within hospitals. In Materialise Manufacturing, we have been making progress in establishing partnerships with market leaders to further our goal of participating in meaningful end part manufacturing projects.”

First Quarter 2016 Results

Total revenue for the first quarter of 2016 increased by 14.2% to 26,667 kEUR compared to 23,348 kEUR for the first quarter of 2015, driven by gains in all three of our segments. Adjusted EBITDA rose from (288) kEUR to 1,135 kEUR, as a result of the combination of continued revenue growth and a modest increase in operational expenses. The Adjusted EBITDA margin in the first quarter was 4.3% compared to (1.2)% in the first quarter of last year.

Revenues from our Materialise Software segment, which offers a proprietary software backbone that enables and enhances the functionality of 3D printers and 3D printing operations worldwide, increased by 21.5% to 7,431 kEUR for the first quarter of 2016 from 6,116 kEUR for the same quarter last year, as a result of a continued increase in revenue generated by Original Equipment Manufacturers (“OEMs”) and a steady growth of recurring license revenue. Segment EBITDA increased to 2,765 kEUR from 2,215 kEUR while the segment EBITDA margin rose to 37.2% from 36.2% in the prior-year period.

Revenues from our Materialise Medical segment, which offers a unique platform consisting of medical planning and design software, clinical engineering services and patient specific devices, increased by 9.7% to 8,606 kEUR for the first quarter of 2016 compared to 7,848 kEUR for the same period in 2015. Medical software sales (consisting of revenue and deferred revenue, or “sales”) grew by 3.8% from 3,588 kEUR to 3,724 kEUR, driven by both new annual license sales and the renewal of annual licenses. Direct

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sales of our complex surgery solutions increased by 26.7% from the prior-year period. Sales from our collaborated medical device business increased 12.3% as a result of a more diversified mix of partnerships. Segment EBITDA improved to (530) kEUR from (746) kEUR and the segment EBITDA margin improved to (6.2)% from (9.5)% in the first quarter of 2015.

Revenues from our Materialise Manufacturing segment, which offers an integrated suite of 3D printing and engineering services to industrial and commercial customers, increased 13.0% to 10,606 kEUR for the first quarter of 2016 from 9,384 kEUR for the first quarter of 2015, primarily as a result of higher end part manufacturing. Segment EBITDA rose to 257 kEUR from (40) kEUR while the segment EBITDA margin increased to 2.4% from (0.4)% for the 2015 quarter. Excluding the company’s growth businesses, i.materialise and RapidFit, the segment EBITDA margin for the first quarter was 9.7% as compared to 10.0% for the same quarter of the prior year.

Gross profit was 15,962 kEUR, or 59.9% of revenue, for the first quarter of 2016 compared to 13,467 kEUR, or 57.7% of revenue, for the first quarter of 2015, resulting from a continued shift of our revenue mix towards both industrial and medical software licenses as well as an improvement of the gross margin of our Materialise Manufacturing segment.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, by 5.4% to 18,237 kEUR from 17,297 kEUR for the first quarter of 2015. R&D expenses remained relatively stable, moving from 4,507 kEUR to 4,372 kEUR, S&M expenses decreased modestly from 9,215 kEUR to 8,815 kEUR and G&A expenses increased from 3,575 kEUR to 5,050 kEUR. These changes primarily reflected the managerial structure and support that we have been implementing within our S&M and R&D groups to support their significant growth in the past 18 months. A number of employees with mixed roles within these groups have evolved into more managerial/administrative roles, and their cost as well as certain other expenses are now categorized into G&A.

Net other operating income decreased by 494 kEUR to 1,286 kEUR, compared to 1,780 kEUR for the first quarter of 2015. Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development grants, partial funding of R&D projects and currency exchange results on purchase and sales transactions. The decrease versus last year was primarily due to the variance in the currency exchange effect, resulting in a loss of (48) kEUR from a gain of 493 kEUR in the same period last year.

Net financial result was (734) kEUR, compared to 1,472 kEUR for the prior-year period, reflecting the variance in the currency exchange rate, primarily on the portion of the company’s IPO proceeds held in U.S. dollars versus the euro, a reported but mostly unrealized exchange loss.

Net loss for the first quarter of 2016 was (3,151) kEUR, compared to a net loss of (888) kEUR for the same period in the prior year, as a result of an increase of income tax by (1,010) kEUR (primarily due to the usage of a deferred tax asset) and a decrease of our net financial result by (2,206) kEUR, which were partially offset by an improvement of our operating profit by 1,061 kEUR. Total comprehensive loss for the first quarter of 2015, which reflects exchange differences on translation of foreign operations, was (4,115) kEUR compared to a gain of 425 kEUR for the same period in the prior year.

At March 31, 2016, the company had cash and equivalents of 49,435 kEUR compared to 50,726 kEUR at December 31, 2015. Cash flow from operating activities in the first quarter of 2016 was 1,376 kEUR.

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Net shareholders’ equity at March 31, 2016 was 79,028 kEUR, a decrease of 3,927 kEUR since December 31, 2015.

2016 Guidance

As detailed in the company’s year-end fiscal 2015 earnings announcement, in fiscal 2016 management expects to report consolidated revenue between 115,000 - 120,000 kEUR and Adjusted EBITDA between 7,000 - 9,000 kEUR. Management also expects the amount of deferred revenue the company generates from annual licenses and maintenance to increase by an amount between 3,000 - 4,000 kEUR from 13,136 kEUR as of December 31, 2015.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and non-recurring IPO related expenses to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.1385, the 12:00 noon ET buying rate of the Federal Reserve Bank of New York for the euro on March 31, 2016.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the first quarter of 2016 today, May 11, 2016, at 8:30 a.m. ET/14:30 CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #88439870. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com.

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A replay of the conference call will be available via telephone beginning approximately one hour after the call ends through Thursday, March 12, 2016. U.S. participants can access the replay by dialing 855-859-2056 and international participants can dial 404-537-3406. The access code for the replay is #88439870. A webcast of the conference call and slide presentation will be archived on the company’s website for one year.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which Materialise seeks to form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2016 revenues, deferred revenue from annual licenses and maintenance and Adjusted EBITDA, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2016. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Investor Contacts:

Harriet Fried/Jody Burfening

LHA

212-838-3777

hfried@lhai.com

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Consolidated income statements (Unaudited)

	For the three months ended March 31
	2016	2016	2015
(In thousands, except EPS)	U.S. $	€	€
Revenue	30,360	26,667	23,348
Cost of Sales	(12,188)	(10,705)	(9,881)

Gross Profit	18,172	15,962	13,467

Research and development expenses	(4,978)	(4,372)	(4,507)
Sales and marketing expenses	(10,036)	(8,815)	(9,215)
General and administrative expenses	(5,749)	(5,050)	(3,575)
Net other operating income (expenses)	1,464	1,286	1,780

Operating (Loss) Profit	(1,127)	(989)	(2,050)

Financial expenses	(1,021)	(897)	(449)
Financial income	186	163	1,921
Share in loss of a joint venture	(191)	(168)	(60)

Profit before taxes	(2,153)	(1,891)	(638)
Income Taxes (benefit)	(1,435)	(1,260)	(250)

Net profit (loss)	(3,588)	(3,151)	(888)
Net profit (loss) attributable to:
The owners of the parent	(3,588)	(3,151)	(835)
Non-controlling interest	—	—	(53)

EPS attributable to the owners of the parent
Basic	(0.08)	(0.07)	(0.02)
Diluted	(0.08)	(0.07)	(0.02)

Weighted average basic shares outstanding	47,325	47,325	47,170
Weighted average fully diluted shares outstanding	47,325	47,325	47,170

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended March 31
(In thousands)	2016	2016	2015
	U.S. $	€	€
Net profit (loss) for the year	(3,588)	(3,151)	(888)
Other comprehensive income
Exchange differences on translation of foreign operations	(1,098)	(964)	1,313
Other comprehensive income (loss), net of taxes	(1,098)	(964)	1,313
Total comprehensive income (loss) for the year, net of taxes	(4,686)	(4,115)	425
Total comprehensive income (loss) attributable to:
The owners of the parent	(4,686)	(4,115)	478
Non-controlling interest	—	—	(53)

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Consolidated statements of financial position (Unaudited)

(in thousands of euros)

	As of March 31,	As of December 31,
	2016	2015
Assets

Current assets
Inventory	5,172	5,387
Trade receivables	23,152	22,843
Other current assets	4,981	4,993
Held to maturity investments	—	—
Cash and cash equivalent	49,435	50,726

Total current assets	82,740	83,949

Non-current assets
Goodwill	9,269	9,664
Intangible assets	9,059	9,657
Property, plant & equipment	38,102	38,400
Investments in joint ventures	850	1,018
Deferred tax assets	109	1,092
Other financial assets	323	356
Total non-current assets	57,712	60,187

Total assets	140,452	144,136

Equity and liabilities

Current liabilities
Loans & borrowings	4,137	4,482
Trade Payables	8,470	9,712
Tax Payables	495	255
Deferred income	18,116	16,509
Other current liabilities	9,252	9,212

Total current liabilities	40,470	40,170

Non-current liabilities
Loans & borrowings	16,605	16,607
Deferred tax liabilities	1,953	2,068
Deferred income	65	92
Other non-current liabilities	2,331	2,244

Total non-current liabilities	20,954	21,011

Net equity
Share capital	2,729	2,729
Share premium	78,284	78,098
Consolidated reserves	(1,742)	1,407
Other comprehensive income (loss)	(243)	721
Equity attributable to the owners of the parent	79,028	82,955

Non-controlling interest	—	—

Total equity	79,028	82,955

Total equity and liabilities	140,452	144,136

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Consolidated cash flow statements (Unaudited)

(in thousands of euros)	For the three months ended
	March 31, 2016	March 31, 2015
Operating activities
Net profit (loss) for the period	(3,151)	(888)
Non-cash and operating adjustments
Depreciation of property, plant & equipment	1,448	1,219
Amortization of intangible assets	462	323
Share-based payment expense	214	220
Loss (gain) on disposal of property, plant & equipment	—	(111)
Fair value adjustment contingent liabilities	—	—
Movement in provisions and allowance for bad debt	42	(2)
Financial income	(48)	(137)
Financial expense	254	240
Impact of foreign currencies	528	(2,024)
Share of loss in a joint venture	168	60
Deferred tax expense (income)	868	171
Income taxes	358	79
Other	—	(5)
Working capital adjustments
Increase in trade receivables and other receivables	(285)	(1,364)
Decrease (increase) in inventories	215	(775)
Increase in trade payables and other payables	421	3,988
Income taxes paid	(118)	(176)

Net cash flow from operating activities	1,376	818

Investing activities
Purchase of property, plant & equipment	(1,325)	(2,809)
Purchase of intangible assets	(265)	(234)
Proceeds from the sale of property, plant & equipment, net	85	2,535
Acquisition of subsidiaries	—	(1,797)
Investments in joint-ventures	—	(500)
Investments in held to maturity investments	—	3,000
Interest received	3	49
Net cash flow used in investing activities	(1,502)	244

Financing activities
Proceeds from loans & borrowings and convertible debt	604	269
Repayment of loans & borrowings	(656)	(2,320)
Repayment of finance leases	(419)	(342)
Purchase of non-controlling interest	—	(1,377)
Capital increase in parent company	—	580
Interest paid	(141)	(137)
Other financial income (expense)	(33)	(32)

Net cash flow from financing activities	(645)	(3,359)

Net increase of cash and cash equivalents	(771)	(2,297)
Cash and cash equivalents at beginning of period	50,726	51,019
Exchange rate differences on cash & cash equivalents	(520)	1,849

Cash & cash equivalents at end of period	49,435	50,571

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Segment P&L (Unaudited)

(In thousands of euros, except percentages)	Materialise Software	Materialise Medical	Materialise Manufacturing	Total Segments	Adjustments & Eliminations	Consolidated
For the three month period ended March 31, 2016
Revenues	7,431	8,606	10,606	26,643	24	26,667
Segment EBITDA	2,765	(530)	257	2,492	(1,571)	921
Segment EBITDA %	37.2%	(6.2)%	2.4%	9.4%		3.5%

For the three month period ended March 31, 2015
Revenues	6,116	7,848	9,384	23,348	—	23,348
Segment EBITDA	2,215	(746)	(40)	1,429	(1,937)	(508)
Segment EBITDA %	36.2%	(9.5)%	(0.4)%	6.1%		(2.2)%

Reconciliation of Net Profit/(Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended March 31
(in thousands of euros)	2016	2015
Net profit/(loss)	(3,151)	(888)

Income taxes	1,260	250
Financial expenses	897	449
Financial income	(163)	(1,921)
Share in loss of a joint venture	168	60
Depreciation & amortization	1,910	1,542

EBITDA	921	(508)
Non-recurring IPO expenses(1)	0	0
Non-cash stock-based compensation expenses(2)	214	220
Adjusted EBITDA	1,135	(288)

(1) Non-recurring IPO expenses represent fees and costs incurred in connection with the company’s initial public offering.

(2) Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.